UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No.1

To

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

(Translation of registrant’s name into English)

Harumi Building, 2-5-9 Kotobashi

Sumida-ku, Tokyo, 130-0022

Japan (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F   ☐

EXPLANATORY NOTE

Tokyo Lifestyle Co., Ltd., a joint-stock corporation with limited liability organized under Japanese law (the “Company”), is filing this Amendment No. 1 to the Company’s Form 6-K dated, and originally filed with the Securities and Exchange Commission on, September 29, 2025 (the “Original Filing”) to amend and restate the information contained in the Original Filing to provide an update regarding the Company’s decision to postpone the payment date of its interim cash dividend.

***

On September 25, 2025, the board of directors of the Company approved an interim cash dividend of JPY1.890 per share (the “Dividend”). The Dividend was originally expected to be payable on or about November 20, 2025, to all shareholders of record as of September 30, 2025 (Japan Standard Time), with an American depositary receipt record date of September 30, 2025 (Eastern Time).

On November 20, 2025, the board of directors of the Company resolved to postpone the payment of the Dividend from the originally scheduled date of November 20, 2025 to December 19, 2025.  The record date remains unchanged, to all shareholders of record as of September 30, 2025 (Japan Standard Time), with an American depositary receipt record date of September 30, 2025 (Eastern Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tokyo Lifestyle Co., Ltd.

By:	/s/ Mei Kanayama
Mei Kanayama
Representative Director and Director (Principal Executive Officer)

Date: November 21, 2025

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